SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
784109209
(CUSIP Number)
Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Gad Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 195,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 784109209	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Gad Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 195,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784109209	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,017,614
	8	SHARED VOTING POWER 0
	8	SOLE DISPOSITIVE POWER 1,017,614
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,017,614
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784109209	13D	Page 5 of 8 Pages

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 10, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 5 and prior amendments, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock reported in the tables set forth on the cover page to this Amendment No. 5 for an aggregate purchase price of $2,621,888.48, including brokerage commissions, was working capital of Gad Partners Fund LP and Paragon Technologies, Inc.

Item 4. Purpose of Transaction.

On December 10, 2012, Mr. Gad sent a letter to the Chairman of SED expressing our interest in joining the Board of Directors. In that letter, Mr. Gad qualified our inclusion due to the following:

- our large investment in SED. At that time we owned 9% of SED; we now own approximately 23.5% of the company;

- the company's weakening financial performance over the past several years;

- the current composition of the Board; and

- the significant changes that have occurred and continue to occur at SED.

On April 4, 2013, SED announced a plan to restructure its U.S. operations, including a 25% headcount and expense reduction, as well as a consolidation of the company's warehouses. In many cases, such expense cutting measures are viewed favorably by the market. Since the date of that announcement, SED shares have fallen by nearly 10%.

Since our letter in December, SED's financial performance has continued to weaken and, as the April 4 release confirms, the company continues to undergo significant changes. In light of these two reasons, among others, we believe it is more evident than ever why it is in the best interests of the holders of the 82% of SED shares currently not represented on the Board, that we—as owners of 23.5%—be included on the Board of Directors immediately.

Consider the following:

- in fiscal year 2010, SED incurred a $1.6 million contract settlement expense to its former CEO.

- in fiscal year 2010, SED paid a consulting firm $450,000 to "evaluate and make recommendations" to improve operations. We believe that shareholders expect directors to oversee such responsibilities, not pay someone else to do it.

- in fiscal 2012, SED experienced an approximate $2,000,000 increase in SG&A due to increased salaries, wage, commissions and severance expenses.

- in the first six months of fiscal 2013, SED incurred $800,000 in restructuring and severance related payments.

CUSIP No. 784109209	13D	Page 6 of 8 Pages

We believe that SED has been "restructuring" itself for the past three and a half years. The end result we believe has been the same: expenses incurred while no value has accrued to shareholders. On June 30, 2009, SED's book value per share stood at $4.65. On December 31, 2012, book value per share was $4.16.

This proposed massive restructuring—U.S. operations account for 60% to 70% of SED's business—will likely result in significant costs before any of the anticipated benefits accrue to shareholders. Such a significant undertaking along with the restructuring experiences of the past three and a half years compel that we—in the capacities of significant shareholders and fiduciaries—are involved in this process in the role of directors.

If the roles were reversed, we know the current directors would demand the same, which in fact they did five years ago.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,212,918 shares of Common Stock, which represents approximately 23.5% of the Company’s outstanding shares of Common Stock. Each of Gad Partners Fund LP and Paragon Technologies, Inc. beneficially owns the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable tables set forth on the cover page to this Amendment No. 5.

Each percentage ownership of shares of Common Stock set forth in this Amendment No. 5 is based on the 5,155,405 shares of Common Stock reported by the Company as outstanding as of February 1, 2013 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended December 31, 2013.

(c) Each of the transactions effected by the Reporting Persons in the Common Stock through the open market from March 22, 2013 through April 18, 2013 is set forth on Schedule A.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit to this Amendment No. 5:

99.1 Purchase Agreement, dated January 23, 2013, by and among Paragon Technologies, Inc. and Jonathan Elster.

CUSIP No. 784109209	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated: April 19, 2013

GAD PARTNERS FUND LP,
by Gad Capital Management LLC,
its General Partner

By: /s/ Hesham Gad
Name: Hesham Gad
Title: Managing Partner

GAD CAPITAL MANAGEMENT LLC

By: /s/ Hesham Gad
Name: Hesham Gad
Title: Managing Partner

PARAGON TECHNOLOGIES, INC.

By: /s/ Hesham Gad
Name: Hesham Gad
Title: Chairman

CUSIP No. 784109209	13D	Page 8 of 8 Pages

Schedule A

Transactions in Common Stock of the Company

from 03/22/13 through 04/18/13:

Gad Partners Fund LP

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/05/13	1,100	2.4500

Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/04/13	1,195	2.5000
04/05/13	51,100	2.2998